

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2017

Thomas Lashan
Chief Executive Officer
Australian Formulated Corporation
11th Floor, Tung Tex Building
203 Wai Yip Street
Kwun Tong Kowloon, Hong Kong

> **Re: Australian Formulated Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 12, 2017**
> **File No. 333-216896**

Dear Mr. Lashan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

1. Please include a risk factor discussing the dilutive nature of the automatic conversion feature of the Convertible Notes and the fact that this offering may constitute a Qualified Financing. Please also include a risk factor discussing the May and June convertible notes disclosed on page F-17, Note 12, including potential dilution and any automatic conversion features.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 14

2. We note you discuss the Convertible Notes. Please revise your disclosure to also describe the May and June convertible notes disclosed on page F-17, Note 12, as it

appears you issued a material amount of additional debt. In doing so, please disclose the principal amount of the notes, the proceeds received if different from the principal amount, the interest rate, the conversion price per share, and the circumstances under which the notes may be converted.

Dilution, page 18

3. Please refer to your Net Value Calculation and the presentation of Net tangible book value before the offering. Please show us how you calculated your Net tangible book value before the offering and tell us how it considers your convertible notes.

Recent Sales of Unregistered Securities, page 28

4. For the May and June convertible notes disclosed on page F-17, Note 12, please include disclosure similar to the disclosure already provided in this section for the Convertible Notes.

Exhibits

5. Please file the convertible promissory notes as exhibits. See Item 601(b)(4)(ii) of Regulation S-K.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jeffery DeNunzio